July 11, 2016

VIA EDGAR

Mr. Jay E. Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Mobile Mini, Inc. and Co-Registrant Guarantors
Registration Statement on Form S-4
Filed June 28, 2016
File No. 333-212282

Dear Mr. Ingram:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mobile Mini, Inc., a Delaware corporation (the “Company”), requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Eastern Time, on Thursday, July 14, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the United States Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

July 11, 2016

Please contact Gregory R. Hall, Esq. of DLA Piper LLP (US) at (480) 606-5128 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

Mobile Mini, Inc.

By:	/s/ Christopher J. Miner
Name: Christopher J. Miner
Title: Senior Vice President and General Counsel

cc: Gregory R. Hall, Esq., DLA Piper LLP (US)